SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 01 November 2012

BT Group plc

(Translation of registrant's name into English)

BT Group plc
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....           No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

1 November 2012
BT GROUP PLC

RESULTS FOR THE SECOND QUARTER AND HALF YEAR TO 30 SEPTEMBER 2012

BT Group plc (BT.L) today announced its results for the second quarter and half year to 30 September 2012.

Ian Livingston, Chief Executive, commenting on the results, said:

"We have delivered another solid quarter of growth in profit before tax despite the economic conditions and regulatory impacts. We continue to make significant investments in the future of our business and we are again accelerating our fibre roll-out. We now expect fibre to be available to two-thirds of UK premises during spring 2014, more than 18 months ahead of our original schedule, and we are recruiting more than 1,000 engineers in 2012 to help deliver this.

"Over the summer we helped to deliver the most connected Olympic and Paralympic Games ever and I am proud of the part that our people played in its success.

"Our confidence in the future of our business is demonstrated by the 15% increase in the interim dividend."

Second quarter and half year results:

	Second quarter to 30 September 2012		Half year to 30 September 2012
	£m	Change	£m	Change
Revenue1	4,474	(9)%	8,958	(7)%
Underlying revenue excluding transit		(5)%		(4)%
EBITDA1	1,497	flat	2,960	1%
Profit before tax1	608	7%	1,186	8%
Earnings per share - adjusted1	6.0p	7%	11.7p	8%
- reported	7.2p	13%	13.0p	15%
Interim dividend			3.0p	15%
Normalised2 free cash flow	316	£(247)m	192	£(572)m
Net debt			9,037	£720m

Key points:

. More than 12m premises passed by fibre with over 950,000 now connected and growing strongly

. 47% share of DSL, LLU and fibre broadband market net additions

. For the 2013 financial year we expect

   .  underlying revenue excluding transit to show an improved trend for the second half of the year compared with the first half, but not for the year as a whole to
   .  grow adjusted EBITDA and deliver normalised free cash flow broadly level with 2012

1 Before specific items
2 Before specific items, pension deficit payments and the cash tax benefit of pension deficit payments

RESULTS FOR THE SECOND QUARTER AND HALF YEAR TO 30 SEPTEMBER 2012

Group results

	Second quarter to 30 September			Half year to 30 September
	2012	2011	Change	2012	2011	Change
	£m	£m	%	£m	£m	%
Revenue
- adjusted1	4,474	4,894	(9)	8,958	9,658	(7)
- reported (see Note below)	4,389	4,484	(2)	8,873	9,248	(4)
- underlying excluding transit2			(5)			(4)
EBITDA
- adjusted1	1,497	1,495	flat	2,960	2,931	1
- reported (see Note below)	1,362	1,428	(5)	2,823	2,798	1
Operating profit
- adjusted1	775	742	4	1,515	1,439	5
- reported	640	675	(5)	1,378	1,306	6
Profit before tax
- adjusted1	608	570	7	1,186	1,103	8
- reported	602	552	9	1,186	1,069	11
Earnings per share
- adjusted1	6.0p	5.6p	7	11.7p	10.8p	8
- reported	7.2p	6.4p	13	13.0p	11.3p	15
Interim dividend				3.0p	2.6p	15
Capital expenditure	596	652	(9)	1,218	1,234	(1)
Free cash flow
- normalised3	316	563	(44)	192	764	(75)
- adjusted1	478	671	(29)	516	979	(47)
Net debt				9,037	8,317	9

Note: Reported revenue and EBITDA include a specific item charge of £85m and £58m, respectively, in both the second quarter and half year to 30 September 2012 relating to the retrospective regulatory impact of the Court of Appeal decision on ladder pricing. In the prior year reported revenue included a specific item charge of £410m relating to a retrospective regulatory ruling in Germany, which had no impact on profits or cash. See Group results - Specific items for more details.

Line of business results1

	Revenue			EBITDA			Operating cash flow
Second quarter to	2012	2011	Change	2012	2011	Change	2012	2011	Change
30 September	£m	£m	%	£m	£m	%	£m	£m	%
BT Global Services	1,757	2,014	(13)	130	159	(18)	(171)	(55)	n/m
BT Retail	1,791	1,853	(3)	474	445	7	317	344	(8)
BT Wholesale	861	982	(12)	280	305	(8)	200	222	(10)
Openreach	1,269	1,280	(1)	582	567	3	246	350	(30)
Other and intra-group items	(1,204)	(1,235)	3	31	19	63	(114)	(190)	40
Total	4,474	4,894	(9)	1,497	1,495	flat	478	671	(29)

1 Before specific items. Specific items are defined below
2 Underlying revenue excluding transit is defined below
3 Before specific items, pension deficit payments and the cash tax benefit of pension deficit payments
n/m = not meaningful

Notes:

1)   Unless otherwise stated, any reference to revenue, operating costs, earnings before interest, tax, depreciation and amortisation (EBITDA), operating profit, profit before tax, earnings per share (EPS) and free cash flow are measured before specific items. The commentary focuses on the trading results on an adjusted basis being before specific items. This is consistent with the way that financial performance is measured by management and is reported to the
       Board and the Operating Committee and assists in providing a meaningful analysis of the trading results of the group. The directors believe that presentation of the group's results in this way is relevant to the understanding of the group's financial performance as specific items are those that in management's judgement need to be disclosed by virtue of their size, nature or incidence. In determining whether an event or transaction is specific, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence. Specific items may not be comparable to similarly titled measures used by other companies. Reported revenue, reported
       EBITDA, reported operating profit, reported profit before tax, reported EPS and reported free cash flow are the equivalent unadjusted or statutory measures.

2)   Underlying revenue, underlying costs and underlying EBITDA are measures which seek to reflect the underlying performance of the group that will contribute to long-term profitable growth and as such exclude the impact of acquisitions and disposals, foreign exchange movements and any specific items. We are focusing on the trends in underlying revenue excluding transit revenue as transit traffic is low-margin and is significantly affected by reductions in mobile termination rates.

3)
       Unless otherwise stated, the references 2011, 2012, 2013, 2014 and 2015 are the financial years to 31 March 2011, 2012, 2013, 2014 and 2015, respectively, except in relation to our fibre roll-out plans and recruitment plans which are based on calendar years.

Enquiries

Press office:
Ross Cook                                                                                  Tel: 020 7356 5369

Investor relations:
Catherine Nash                                                                          Tel: 020 7356 4909

A presentation for analysts and investors will be held in London at 9.00am today and a simultaneous webcast will be available at
www.bt.com/results

The third quarter results for 2013 are expected to be announced on Friday 1 February 2013.

About BT

BT is one of the world's leading providers of communications services and solutions, serving customers in more than 170 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband and internet products and services and converged fixed/mobile products and services. BT consists principally of four lines of business: BT Global Services, BT Retail, BT Wholesale and Openreach.

In the year ended 31 March 2012, BT Group's revenue was £18,897m with profit before taxation of £2,445m.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.

For more information, visit www.btplc.com

Click on, or paste the following link into your web browser, to view the associated PDF document.

http://www.rns-pdf.londonstockexchange.com/rns/0391Q_1-2012-10-31.pdf

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Dan Fitz, Company Secretary
--------------------

Dan Fitz, Company Secretary.

Date 01 November 2012